UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2010

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Director/PDMR Shareholdings and Total Voting Rights.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement related to Director/PDMR Shareholding dated March 17, 2010.
1.2	Regulatory announcement related to Director/PDMR Shareholding dated March 17, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: March 17, 2010	By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

News Release

Director/PDMR Shareholding

RNS Number : 7534I

CSR plc

17 March 2010

CSR plc

(the Company)

Announcement of the award of options

in the Company pursuant to the Company's Share Award and Share Option Plans

Following approval of the Remuneration Committee of the Company, for  the award of options effective 15 March 2010, the following grants have been made to Directors, pursuant respectively to the rules of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case the vesting of the options is subject to a three year retention period and the fulfilment of performance conditions.

A separate announcement has been made today of grants to other PDMRs

Director	Share Options Awarded	Option Price	Share Awards at Par Value per share	Awards Market Value (£)
Jozef van Beurden	165,186	4.843	163,766	799,997
James Collier	59,054	4.843	43,909	214,495
Chris Ladas	59,054	4.843	43,909	214,495
Will Gardiner	124,550	4.843	123,480	603,200
Kanwar Chadha	59,054	4.843	53,209	259,926

This information is provided by RNS

The company news service from the London Stock Exchange

END

Exhibit 1.2

News Release

Director / PDMR Shareholding

RNS Number : 7533I

CSR plc

17 March 2010

CSR plc

(the Company)

Announcement of the grant of share options and share awards

in the Company to Persons Discharging Managerial Responsibility

pursuant to the Company's Share Option Plan and Share Award Plan

Following approval of the Remuneration Committee of the Company, for the award of options to be effective 15 March 2010, a grant has been made to the PDMR's named below of share options and share awards, pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan. The vesting of options and awards is subject to a three year retention period and the fulfilment of performance conditions. A separate announcement has been made today of grants to executive directors.

PDMR	Share Options Awarded	Option Price	Share Awards at Par Value per share	Awards Market Value
Klaus Beuhring	194,550	4.843	96,438	471,100
Charlie Lesko	91,281	4.843	45,248	221,036
Anthony Murray	30,972	4.843	15,353	74,999
Matthew Phillips	33,037	4.843	16,376	79,997
Elaine Rowe	57,980	4.843	38,321	187,198
Adam Dolinko	36,991	4.843	18,336	89,571
Ahmet Alpdemir	38,618	4.843	19,143	93,514

This information is provided by RNS

The company news service from the London Stock Exchange

END